Emgold Mining Corporation

(An Exploration Stage Company)

Condensed Interim Consolidated Financial Statements

Unaudited

For the Nine Months Ended 30 September 2012

Stated in United States Dollars

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Table of Contents

Management’s Responsibility		i

Condensed Interim Consolidated Statement of Financial Position		1

Condensed Interim Consolidated Statement of Comprehensive Income		2

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity		3

Condensed Interim Consolidated Statement of Cash Flows		5

Notes to Condensed Interim Consolidated Financial Statements		6

1)	Nature of operations and going concern	6

2)	Basis of preparation – Statement of Compliance	7

3)	Summary of significant accounting policies	8

4)	Critical accounting estimates	8

5)	Marketable securities	9

6)	Property and equipment	10

7)	Exploration and evaluation	11

8)	Share capital	16

9)	Related party transactions	23

10)	Segmented disclosure	25

Management’s Responsibility

To the Shareholders of Emgold Mining Corporation:

Management is responsible for the preparation and presentation of the accompanying condensed interim consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards and ensuring that all information in the annual report is consistent with the statements.  This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the condensed interim consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company.  The Board is responsible for overseeing management in the performance of its financial reporting responsibilities.  The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Audit Committee has the responsibility of meeting with management, and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues.  The Board is also responsible for recommending the appointment of the Emgold’s external auditors.

We draw attention to Note 1 in the condensed interim consolidated financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

28 November 2012

“David Watkinson”	“Grant T. Smith”
David Watkinson, President & Chief Executive Officer	Grant T. Smith, Chief Financial Officer

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Emgold Mining Corporation	Statement 1

US Funds (Unaudited)

Condensed Interim Consolidated Statement of Financial Position

		As at
	Note	30 September 2012	31 December 2011
ASSETS

Current Assets
Cash and cash equivalents		$289,812	$965,102
Amounts receivable		25,919	79,225
Due from related parties		-	28,531
Prepaid amounts and deposits		66,079	42,966
		381,810	1,115,824
Non-current Assets
Reclamation bonds		20,974	11,932
Marketable securities	(5)	10,077	17,071
Property and equipment	(6)	8,151	18,176
Exploration and evaluation assets	(7)	1,079,719	1,035,163
		$1,500,731	$2,198,166
LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		$464,367	$303,019
Due to related parties	(9)	383,500	160,965
		847,867	463,984
Non-current Liabilities
Warrant liability	(8)	589,000	1,079,253

EQUITY

Share capital	(8)	42,949,415	42,817,739
Share purchase warrants	(8)	1,193,314	1,219,617
Contributed surplus	(8)	7,002,720	6,800,722
Deficit		(51,081,585)	(50,183,149)
		63,864	654,929
		$1,500,731	$2,198,166

Nature of Operations and Going Concern	(1)	Segmented Disclosure	(10)

Basis of Preparation - Statement of Compliance	(2)

The condensed interim consolidated financial statements were approved by the Board on 28 November 2012 and were signed on its behalf by:

David Watkinson, Director	Andrew MacRitchie, Director

-- See Accompanying Notes --

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Emgold Mining Corporation	Statement 2

US Funds (Unaudited)

Condensed Interim Consolidated Statement of Comprehensive Income

		Nine months Ended	Nine months Ended	Three Months Ended	Three Months Ended
	Note	30 September 2012	30 September 2011	30 September 2012	30 September 2011
Continuing Operations

Expenses

Exploration and evaluation
Geological and geochemical		$694,788	$1,030,731	$390,296	$565,599
Stock-based compensation		41,400	13,166	325	-
		736,188	1,043,897	390,621	565,599
General and administrative
Salaries and benefits		169,698	161,620	56,655	54,364
Office and administration		155,307	50,675	68,980	27,623
Stock-based payments	(8)	133,797	45,813	16,700	-
Professional fees		81,689	144,951	16,428	36,302
Shareholder communications		79,575	36,065	30,413	5,895
Management and consulting fees		19,158	32,280	2,290	10,747
Depreciation		13,083	14,399	7,497	4,640
Unrealized loss (gain) on marketable securities		6,432	33,245	(102)	-
Insurance		4,442	-	4,442	-
Foreign exchange		1,800	(20,796)	8,153	(15,491)
Travel		1,670	-	(18)	-
Gain on sale of assets		(3,850)	-	-	-
Interest and other income		(10,300)	-	(228)	-
Unrealized gain on warrant liability		(490,253)	(59,592)	(195,709)	-

Loss from Operating Activities being Comprehensive Loss		$(898,436)	$(1,482,557)	$(406,122)	$(689,679)

Basic and Diluted Loss per Common Share		$(0.02)	$(0.04)	$(0.01)	$(0.02)

Weighted Average Number of Shares Outstanding		58,797,679	38,552,444	58,835,047	38,552,444

-- See Accompanying Notes --

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Emgold Mining Corporation	Statement 3

US Funds (Unaudited)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity

Balance 01 January 2011	38,552,444	$41,490,268	21,315,017	$1,271,008	3,113,998	$6,629,389	$(47,845,089)	$1,545,576
Stock based compensation	-	-	-	-	-	58,978	-	58,978
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(380,185)	(380,185)
Balance 31 March 2011	38,552,444	$41,490,268	21,315,017	$1,271,008	3,113,998	$6,688,367	$(48,225,274)	$1,224,369
Warrants expired, unexercised	-	-	(511,500)	(48,520)	-	48,520	-	-
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(412,693)	(412,693)
Balance 30 June 2011	38,552,444	$41,490,268	20,803,517	$1,222,488	3,113,998	$6,736,887	$(48,637,967)	$811,676
Share subscriptions	-	212,541	-	-	-	-	-	212,541
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(689,679)	(689,679)
Balance 30 September 2011	38,552,444	$41,702,809	20,803,517	$1,222,488	3,113,998	$6,736,887	$(49,327,646)	$334,538
Shares issued for property	106,290	13,341	-	-	-	-	-	13,341
Subscription shares	-	(212,541)	-	-	-	-	-	(212,541)
Private placements, less share issue costs	20,055,770	1,314,130	18,054,884	60,964	-	-	-	1,375,094
Warrants expired, unexercised	-	-	(350,000)	(63,835)	-	63,835	-	-
Options expired	-	-	-	-	(65,500)	-	-	-
Options cancelled and forfeited	-	-	-	-	(175,833)	-	-
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(855,503)	(855,503)
Balance 31 December 2011	58,714,504	$42,817,739	38,508,401	$1,219,617	2,872,665	$6,800,722	$(50,183,149)	$654,929

-- See Accompanying Notes -

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Emgold Mining Corporation	Statement 3

US Funds (Unaudited)

	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity

Balance 01 January 2012	58,714,504	$42,817,739	38,508,401	$1,219,617	2,872,665	$6,800,722	$(50,183,149)	$654,929
Shares issued for property	100,000	10,058	-	-	-	-	-	10,058
Net loss and comprehensive gain for the period	-	-	-	-	-	-	24,437	24,437
Balance 31 March 2012	58,814,504	$42,827,797	38,508,401	$1,219,617	2,872,665	$6,800,722	$(50,158,712)	$689,424
Warrants expired, unexercised	-	-	(3,192,000)	(21,225)		21,225	-	-
Stock based compensation	-	-	-	-	2,700,000	162,611	-	162,611
Net loss and comprehensive gain for the period	-	-	-	-	-	-	(516,751)	(516,751)
Balance 30 June 2012	58,814,504	$42,827,797	35,316,401	$1,198,392	5,572,665	$6,984,558	$(50,675,463)	$335,284
Warrants exercised	70,000	7,000						7,000
Fair value of warrants exercised	-	329	(70,000)	(329)	-	-	-	-
Warrants expired, unexercised	-	-	(112,000)	(4,749)	-	4,749	-	-
Share subscriptions	-	114,289	-	-	-	-	-	114,289
Stock based compensation	-	-	-	-	-	13,413	-	13,413
Net loss and comprehensive gain for the period	-	-	-	-	-	-	(406,122)	(406,122)
Balance 30 September 2012	58,884,504	$42,949,415	35,134,401	$1,193,314	5,572,665	$7,002,720	$(51,081,585)	$(63,864)

-- See Accompanying Notes --

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Emgold Mining Corporation	Statement 4

US Funds (Unaudited)

Condensed Interim Consolidated Statement of Cash Flows

	Nine months ended	Nine months ended	Three months ended	Three months ended
	30 September 2012	30 September 2011	30 September 2012	30 September 2011
Operating Activities
Loss for the Period	$(898,436)	$(1,482,557)	$(406,122)	$(689,679)
Items not Affecting Cash
Depreciation	13,083	14,399	7,497	4,640
Effect of currency translation	-	5,274	838	-
Foreign exchange	1,345	439	1,344	439
Stock-based compensation	175,197	58,978	17,025	-
Unrealized (gain) on marketable securities	6,432	33,245	(102)	-
Unrealized gain on warranty liability	(490,253)	(59,592)	(195,709)	-
Gain on sale of equipment	(3,850)	-	-	-
	(1,196,482)	(1,429,814)	(575,229)	(684,600)
Net Change in Non-cash Working Capital
Accounts receivable	53,306	(40,608)	(3,107)	(40,338)
Prepaid expenses and deposits	(32,563)	(21,684)	(34,069)	50,453
Accounts payable and accrued liabilities	161,348	67,682	240,870	(14,930)
Due to/from related parties	251,066	331,150	111,259	51,894
	(763,325)	(1,093,274)	(260,276)	47,079
Investing Activities
Purchase of reclamation deposit	450	(1,507)	-	-
Acquisition of equipment	(3,056)	-	-	-
Resource property expenditures	(34,498)	-	(6,485)	-
Proceeds from sale of equipment	3,850	-	-	-
Finance lease payments	-	(5,622)	-	(1,910)
	(33,254)	(7,129)	(6,485)	(1,910)
Financing Activities
Proceeds from share issuances	7,000	-	7,000	-
Proceeds from subscriptions received	114,289	212,541	114,289	212,541
	121,289	212,541	121,289	212,541
Net Decrease in Cash	(675,290)	(887,862)	(145,832)	(426,890)
Cash position – beginning of period	965,102	917,495	435,644	456,523
Cash Position – End of Period	$289,812	$29,633	$289,812	$29,633

Supplementary Disclosure of Cash Flow Information
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	$-	$-	$-	$-
Fair value transfer on warrant expiry	$329	$-	$329	$-
Fair value transfer on warrant exercise	$25,938	$-	$25,938	$-
Shares issued for mineral property	$10,058	$-	$-	$-

-- See Accompanying Notes --

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Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

1)	Nature of operations and going concern

Emgold Mining Corporation (“the Company”) is incorporated under the British Columbia Corporations Act and the principal place of business is located at 1010 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.  The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

These condensed interim consolidated financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast significant doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of revenue, is unable to self-finance operations and has significant on-going cash requirements to meet its overhead and maintain its mineral interests.  Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.  The recoverability of exploration and evaluation assets is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

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Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

For the Company to continue to operate as a going concern it must obtain additional financing; although the Company has been successful in the past at raising funds, there can be no assurance that this will continue in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used and such adjustments could be material.

	30 September 2012	31 December 2011

Working capital	$(466,057)	$651,840

Accumulated deficit	$51,081,585	$50,183,149

2)	Basis of preparation – Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements for the year ended 31 December 2011, which have been prepared in accordance with IFRS as issued by the IASB.

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Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on 28 November 2012.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

The functional and reporting currency of the Company is the United States dollar.

3)	Summary of significant accounting policies

The accounting policies and methods of computation followed in preparing these condensed interim consolidated financial statements are the same as those followed in preparing the most recent audited annual consolidated financial statements. For a summary of significant accounting policies, please refer to the Company’s audited annual consolidated financial statements for the year ended 31 December 2012.

4)	Critical accounting estimates

Management has made significant assumptions about the future that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made. These assumptions relate to, but are not limited to, the following:

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Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

(i)	the appropriateness of the going concern assumption (note 1).

(ii)	the recoverability of costs incurred to purchase exploration and evaluation assets;

(iii)	the inputs used in accounting for share based payment transactions and in valuation of warrants included in marketable securities and warrant liability; and

(iv)	the recording of no material provisions or obligations, based on the facts and circumstances that existed during the period.

5)	Marketable securities

Pursuant to the terms of the Lease and Option to Purchase Agreement (note 7), on 31 January 2011, Valterra issued to the Company 50,000 units consisting of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one common share of Valterra at $0.10 for a five year period.  On the date of issue the common shares were valued at $3,268 and the warrants were valued at $1,637 using the Black-Scholes option pricing model with the following assumptions: 2 year term, 99% volatility, risk free interest rate of 1.64% and a dividend rate of Nil.

Pursuant to an amendment of the Lease and Option to Purchase Agreement (note 6), on 11 February 2011, Valterra issued to the Company 600,000 units consisting of one common share and one share purchase warrant.   Each warrant entitles the holder to purchase one common share of Valterra at $0.10 for a two year period.  On the date of issue the common shares were valued at $42,870 and the warrants were valued at $18,301 using the Black-Scholes option pricing model with the following assumptions: 2 year term, 99% volatility, risk free interest rate of 1.64% and a dividend rate of Nil.

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Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

As at 31 March 2012, the common shares and warrants of Valterra were revalued at fair market value of $16,627 resulting in an unrealized loss on marketable securities of $1,437.  The fair value of the warrants ($2,585) was determined using the Black-Scholes option pricing model with the following weighted average assumptions: 1.46 year term, 135% volatility, risk free interest rate of 1.01% and a dividend rate of Nil.  At 30 September 2012 management reviewed the valuation of Valterra and determined that no further revaluation was indicated.

6)	Property and equipment

	Plant and Field Equipment	Furniture and Equipment	Computer Hardware	Asset Under Capital Lease	Total
Cost or Deemed Cost
Balance at 01 January 2011	$39,306	$63,669	$80,002	$38,833	$221,810
Dispositions	(23,650)	(17,504)	(8,057)	-	(49,211)
Balance at 31 December 2011	15,656	46,165	71,945	38,833	172,599
Balance at 01 January 2012	15,656	46,165	71,945	38,833	172,599
Additions	3,056	-	-	-	3,056
Balance at 30 September 2012	$18,712	$46,165	$71,945	$38,833	$175,655
Depreciation
Balance at 01 January 2011	$39,253	$53,722	$63,170	$33,008	$189,153
Disposals	(23,650)	(17,504)	(8,057)	-	(49,211)
Depreciation for the year	53	3,267	5,334	5,825	14,479
Balance at 31 December 2011	15,656	39,485	60,447	38,833	154,421
Balance at 01 January 2012	15,656	39,485	60,447	38,833	154,421
Depreciation for the period	407	4,827	7,849	-	13,083
Balance at 30 September 2012	$16,063	$44,312	$68,296	$38,833	$167,504

Carrying Amounts

At 01 January 2011	$53	$9,946	$16,831	$5,825	$32,655

At 31 December 2011	$-	$6,679	$11,497	$-	$18,176

At 30 September 2012	$2,649	$1,853	$3,649	$-	$8,151

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Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

7)	Exploration and evaluation assets

Property acquisition costs	Idaho – Maryland	Buckskin Rawhide & Koegel	Stewart Property	Rozan Gold	Total
Balance at 31 December 2011	$747,219	$39,052	$199,667	$49,225	$1,035,163
Acquisitions	6,845	28,659	9,052	-	44,556
Balance at 30 September 2012	$754,064	$67,711	$208,719	$49,225	$1,079,719

a)	Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property (“I-M Property”) and surrounding areas in the Grass Valley Mining District, California.

The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  During the year ended 31 December 2010, the Company extended the lease and option agreement from 1 February 2011, for an additional two years to 1 February 2013.  Lease payments during the extension period will be $30,000 per quarter.  In conjunction with the extension, the lessors agreed to defer payments for 2010 totaling $120,000.  Under the terms of the deferral, this amount will now be added to the purchase price of the I-M Property, the first installment of which becomes due on 1 February 2013.  The $120,000 will be subject to interest calculated at 5.25% compounded annually.  Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price at 1 February 2013, would be $6,154,717, and is being increased by 3% each lease-year.

In April 2004, the Company acquired a parcel of land adjacent to other properties under option by the Company in Grass Valley, California from a non-related party, in addition to the purchase of mining rights from another non-related party on other claims for a total of $589,276 in mineral property acquisition costs.

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Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

In 2009, the Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property".  Under the terms of the agreement, the Company agreed to a one-time share issuance of 280,823 common shares at a market price of Cdn$0.55 per share on the date of filing to the seller for the purchase of the Whisper Property.  No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction.  The common shares issued pursuant to the agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.

b)	Buckskin Rawhide Property, Nevada

In January 2010 the Company completed a lease and option to purchase agreement to acquire 100% of the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada.  The Company has agreed to lease the property from Nevada Sunrise, LLC subject to the following advance royalty payments: $10,000 annually for the years 2009 to 2011; $20,000 in 2012; $40,000 in 2013, and $60,000 from 2014 to 2019.  During the lease period, the Company may conduct exploration and, if warranted, complete a NI 43 101 compliant feasibility study.  On completion of the feasibility study, the Company may acquire 100% ownership of the property by paying Nevada Sunrise, LLC an additional amount of $250,000.  Nevada Sunrise, LLC is required to use these funds to purchase a retained 25% interest in the property from Maurice and Lorraine Castagne, pursuant to an underlying property agreement, and to transfer that title to the Company.  Upon commercial production and after acquisition of 100% interest in the property, Nevada Sunrise, LLC will be entitled to a 2.5% NSR on production from the property.  The annual lease payments of $10,000 due in December 2011 and 2010 were paid by the issuance of 106,290 and 49,424 common shares, respectively.

In February 2012, the Company signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada.  The PC and RH claims, “Buckskin Rawhide West”, comprise 21 unpatented lode mining claims totalling 420 acres.  Pursuant to the lease agreement, advance royalty payments will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2012 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018.

This acquisition expands the Company’s Buckskin Rawhide gold-silver property (the Property”) to 73 unpatented mining claims totalling 1,460 acres.  Forty six (46) of these claims are under a lease and option to purchase agreement with Nevada Sunrise, LLC and the remaining six claims were staked by Emgold.  The Property now consists of two non-contiguous claim blocks; Buckskin Rawhide and Buckskin Rawhide West.

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Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

c)	Koegel Rawhide , Nevada

In February, 2012, the Company signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of the Company’s Buckskin Rawhide Claims in Mineral County, Nevada.  The RHT and GEL claims “Koegel Rawhide Property” comprise 19 unpatented lode mining claims totalling 380 acres.   Pursuant to the lease agreement, advance royalty payment will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2012 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018.

d)	Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located in British Columbia.  The Company holds a 100% interest in the property, subject to a 3.0% NSR.  The Company has the right to purchase 66% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33%.

During the year ended 31 December 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”).  The Agreement called for cumulative work commitments of $1,000,000 over 5 years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.

The term of the Agreement was for a period of 5 years, with property payments of cash, common shares and 5-year warrants to be made by Valterra to the Company during the lease as follows:

Period	CDN$	Shares	Warrants
Upon signing	$Nil	50,000	50,000
Year 1	$30,000	50,000	50,000
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000
Total	$200,000	350,000	350,000

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Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

The price of the warrants was to be equal to the price of the common shares at the time of issuance.

On 31 January 2011 the Company received the Year 1 share payment of 50,000 common shares and a warrant certificate representing 50,000 warrants of Valterra Resource Corporation.  On 8 February 2011 the Company signed an amendment agreement to the Agreement whereby the Company agreed to accept securities of Valterra in satisfaction of the $30,000 cash payment due on the effective date of the agreement.  Subsequent to this agreement, the Company received 600,000 Units of Valterra at a deemed price of $0.05 per Unit, each Unit comprising one common share of Valterra and one warrant, each such warrant exercisable to acquire one additional share at an exercise price of $0.10 per Share for a period of 24 months from the date of issue.

In January 2012, after failing to meet its work commitments on the Rozan Gold Property, Valterra announced that it has elected to terminate the Agreement with the Company.  The property was returned to Emgold in January 2012.

e)	Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia.  The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors. The Company has the right to purchase 66% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33%.   The Company has staked six claims contiguous to the Stewart Property located in south-eastern British Columbia.

14 | Page

Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

f )	Exploration and evaluation expenditures

	Nine Months Ended 30 September 2012	Nine Months Ended 30 September 2011	Three Months Ended 30 September 2012	Three Months Ended 30 September 2011	Cumulative Total of 30 September 2012
Idaho – Maryland Property, California
Assay and analysis	$1,023	$-	$1,023	$-	$101,163
Community relations	2,380	-	2,380	-	82,941
Drilling	-	-	-	-	1,039,920
Geological & geochemical	150,527	254,316	1,692	88,130	4,996,910
Land lease and taxes	109,168	103,219	28,182	30,000	1,850,260
Consulting	-	-	-	-	209,713
Mine planning	60,281	244,536	5,385	44,248	4,857,010
Site activities	-	-	-	-	1,672,390
Stock-based compensation	41,400	13,166	325	-	682,418
Transportation	-	-	-	-	128,250
Incurred during the period	$364,779	$615,237	$38,987	$162,378	$15,620,975
Buckskin Rawhide and Koegel Properties, Nevada
Geological & geochemical	4,167	26,402	-	10,473	36,499
Site activities	827	1,165	-	-	6,770
Incurred during the period	$4,994	$27,567	$-	$10,473	$43,269
Rozan Gold Property, BC
Assays and analysis	32,500	-	32,500	-	44,303
Geological & geochemical	80,137	-	77,668	-	205,994
Drilling	239,473	-	239,473	-	303,523
Site activities	135	-	135	-	22,179
Stock-based compensation	-	-	-	-	16,055
Trenching	-	-	-	-	4,666
Transportation	1,858	-	1,858	-	14,212
Assistance and recovery	-	-	-	-	(7,322)
Incurred during the period	$354,103	$-	$351,634	$-	$603,610
Stewart Property, BC
Assays and analysis	-	4,584	-	4,584	156,712
Drilling	-	321,087	-	321,087	851,143
Geological & geochemical	11,957	55,391	-	47,046	346,907
Site activities	355	9,808	-	9,808	32,056
Stock-based compensation	-	-	-	-	16,055
Trenching	-	-	-	-	19,318
Transportation	-	10,223	-	10,223	56,061
Assistance and recovery	-	-	-	-	(29,692)
Incurred during the period	$12,312	$401,093	$-	$392,748	$1,448,560
Total exploration costs	$736,188	$1,043,897	$390,621	$565,599	$17,716,414

15 | Page

Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

8)	Share capital

a)	Authorized

Unlimited - Number of common shares without par value

Unlimited -Number of preference shares without par value

b)	Common shares, issued and fully paid

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 168,972,873 pre-consolidation common shares were issued, on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share, after adjusting for rounding, or 16,894,310 post-consolidation common shares.  In addition, the issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 394,843 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.  All periods presented have been retroactively adjusted to reflect this reverse split.

Finder’s fees of Cdn$3,200 and 32,000 finder’s warrants were awarded in relation to the second tranche of the financing.  Each finder’s warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of Cdn$0.15.  The finder warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 101% and an expected life of 2 years.  The total value ascribed to the finder's warrants was $1,605.

In December 2011 the Company completed a non-brokered private placement of flow-through units for gross proceeds of $767,750.  A total of 5,905,769 units were issued at a price of Cdn$0.13 per unit.  Each unit consists of one “flow-through” common share of the Company and one half of one common share purchase warrant.  Each warrant entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of Cdn$0.20 per share.  The share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 109% and an expected life of 2 years.  The total value ascribed to the share purchase warrants was $117,359.  A $NIL flow-through premium related to this private placement.

16 | Page

Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

Finder’s fees of Cdn$49,920 and 383,999 finder’s warrants were awarded in relation to the flow-through financing.  269,230 of the finder’s warrants entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of Cdn$0.15 and 114,769 at a price of Cdn$0.20 for a period of 18 months.  The finder warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 109% and an expected life of 1.5 years.  The total value ascribed to the finder's warrants was $18,514.

The Shares issued in connection with these non-brokered private placements, including any issued on the exercise of the warrants, will be subject to a minimum hold period of four months.

c)	Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

Stock option activity during the period is summarized as follows:

Stock option activity	30 September 2012	Weighted average exercise price	31 December 2011	Weighted average exercise price

Balance – beginning of year	2,872,665	$0.23	3,113,998	$1.37
Granted	2,700,000	0.15	-	-
Expired	-	-	(65,500)	0.175
Cancelled and forfeited	-	-	(175,833)	0.21
Balance – end of period	5,572,665	$0.19	2,872,665	$0.23

17 | Page

Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

During the year ended 31 December 2011, at total of 405,700 incentive stock options granted to directors, officers, employees and consultants of the Company with exercise prices ranging from Cdn$1.00 to Cdn$10.00 were re-priced to $0.175 per share. The expiry dates remain unchanged.

Details of stock options outstanding as at 30 September 2012 are as follows:

Expiry Date	Exercise Price	30 September 2012	31 December 2011
11 December 2012	$0.175	600,000	600,000
12 May 2013	$0.175	97,500	97,500
19 November 2013	$0.175	143,500	143,500
12 July 2014	$0.175	65,000	65,000
17 March 2015	$0.25	466,665	466,665
08 December 2015	$0.25	1,500,000	1,500,000
01 May 2017	$0.15	700,000	-
07 May 2017	$0.15	1,800,000	-
22 May 2017	$0.15	200,000	-
		5,572,665	2,872,665

The outstanding options have a weighted-average exercise price of $0.19 (31 December 2011 - $0.23) and the weighted-average remaining life of the options is 3.78 years (31 Dec 2011 – 2.94) years.  As at 30 September 2012, a total of 5,222,665 (31 December 2011 – 2,872,665) of these outstanding options had vested.  As at 30 September 2012, none (31 December 2011 – none) of the outstanding options were in the money.

18 | Page

Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

d)	Warrants

Warrant activity during the year is summarized as follows:

Warrant activity	30 September 2012 (i)	Weighted Average exercise price	31 December 2011(i)	Weighted Average exercise price
Balance – beginning of period	38,508,401	$0.27	21,315,017	$0.35
Issued	-	-	18,054,884	0.16
Exercised	(70,000)	0.10	-	-
Expired	(3,304,000)	0.34	(861,500)	1.60
Balance – end of period	35,134,401	$0.31	38,508,401	$0.27

(v)	The number of warrants is expressed in equivalent number of common shares, which may be issuable upon exercise of the warrants.

19 | Page

Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

Details of warrants outstanding as at 30 September 2012 are as follows:

Issued	Expiry	Exercise Price		30 September 2012	31 December 2011
06 April 2010	06 April 2012	$0.35		-	1,600,000
06 April 2010	06 April 2012	0.25		-	80,000
06 April 2010	06 April 2012	0.35		-	1,400,000
06 April 2010	06 April 2012	0.25		-	112,000
09 September 2010	09 September 2015	0.35		2,813,575	2,813,575
23 September 2010	23 September 2012	0.35		-	5,315,856
23 September 2010	23 September 2013(i)	0.15	(ii)	5,203,856	-
14 October 2010	14 October 2012	0.35		1,225,205	7,836,633
14 October 2010	14 October 2013(i)	0.15	(ii)	6,541,428	-
21 December 2010	21 December 2012	0.30	(ii)	1,136,363	1,136,363
21 December 2010	21 December 2012	0.22	(ii)	159,090	159,090
22 June 2011	22 June 2013	0.20	(ii)	2,235,577	2,235,577
22 June 2011	22 June 2013	0.15	(ii)	269,230	269,230
28 June 2011	28 June 2013	0.20	(ii)	717,308	717,308
28 June 2011	28 June 2013	0.15	(ii)	114,769	114,769
18 November 2011	18 November 2013	0.15	(ii)	11,620,000	11,620,000
18 November 2011	18 November 2013	0.15	(ii)	536,000	536,000
22 December 2011	22 December 2013	0.15	(ii)	2,530,000	2,530,000
22 December 2011	22 December 2013	0.15	(ii)	32,000	32,000
				35,134,401	38,508,401

(i)
The Company completed a re-pricing and extension of the expiry date of certain existing common share purchase warrants (“warrants”).  A total of 11,815,284 warrants, the original exercise price of which was US$0.35, have been re-priced at Cdn$0.15 per share and been given a 12 month extension. These re-priced warrants were also able to elect an early conversion option whereby they could convert their warrants to shares at Cdn$0.10 per share, if exercised by 31 August 2012.  A total of 70,000 warrants were exercised at Cdn$0.10. No other warrants have been exercised subsequent to the re-price.

(ii)	The exercise prices of these warrants are stated in Canadian funds.

20 | Page

Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the condensed interim consolidated statement of comprehensive loss as they arise.  The Company has issued such share purchase warrants  As a result, these share purchase warrants must be accounted for as a liability.  As at 30 September 2012, the Company recorded a warrant liability in the amount of $589,000 (31 December 2011 - $1,079,253).  The warrants were valued upon issuance and subsequently revalued on 30 September 2012 using a Black-Scholes option pricing model, using the following assumptions: weighted average risk free rate of 0.92%, volatility factors of 107% and an expected life of 1.05 years.  An unrealized gain on warrant liability of $490,253 has been recorded in the consolidated statement of loss and comprehensive loss for the nine months ended 30 September 2012.

e)	Stock-based compensation

For the nine month period ended 30 September 2012 and the twelve month period end 31 December 2011, the Company issued stock options to its directors, officers, employees, and consultants and recognized stock-based compensation as follows:

	30 September 2012	31 December 2011
Total options granted	2,700,000	405,700	(i)
Average exercise price	$0.15	$0.175
Estimated fair value of compensation	$176,025	$58,797
Estimated fair value per option	$0.06	$0.19

(iii)	These options were re-priced in the year ended 31 December 2011 as discussed above in note 8(c)

21 | Page

Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

The fair value of the stock-based compensation of options to be recognized in the accounts has been estimated using the Black-Scholes Model with the following weighted-average assumptions:

	30 September 2012	31 December 2011
Risk free interest rate	1.62%	1.68%
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	151%	101%
Expected option life in years	5	2.18
Expected maturity rate	70-100%	70-100%

Stock-based compensation for the options that vested during the period is as follows:

	30 September 2012	31 December 2011
Number of options vested	2,350,000	-

Compensation recognized	$176,025	$-

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options.  The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

22 | Page

Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

9)	Related party transactions

Related party transactions and balances not disclosed elsewhere in the financial statements are as follows:

Related Party Disclosure
Name and Principal Position	Period (i)	Remuneration or fees(ii)	Share-based awards

CEO and President - management fees	2012	$138,800	$49,200
	2011	185,000	-

A company of which the CFO is a director (iii) – management fees	2012	3,000	-
	2011	-	-

A company of which the CFO is a director (iii) – accounting	2012	1,500	-
	2011	-	-

759924 Ontario Ltd. (iv) – consulting fees	2012	27,700	13,100
	2011	32,300	-

Directors	2012	-	52,400
	2011	-	-

i)	For the nine months ended 30 September 2012 and 2011.
ii)	Amounts disclosed were paid or accrued to the related party.
iii)	A company of which the CFO, Grant T. Smith, is a director.
iv)	A company of which a director, Kenneth Yurichuk, is a director.
v)	Appointed to the Board of Directors on 22 May 2012

23 | Page

Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

At 30 September 2012, fees of $323,800 (30 September 2011 – $329,000) payable to David Watkinson; fees of $4,000 (30 September 2011 – $Nil) payable to Clearline; fees of $27,700 (30 September 2011 – $75,200) payable to 759924 Ontario Ltd.; fees of $Nil (30 September 2011 – $11,200) payable to Quorum Management and Administrative Services Inc.; fees of $Nil (30 September 2011 – $78,900) payable to Kent Avenue Consulting Ltd.; and amounts of $28,000 (30 September 2011 – $Nil) payable to Stephen Wilkinson were included in accounts payable.

During the year the Company received services from Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company. In April, 2012 the partners of Quorum made the decision to wind up its administrative operations effective 31 August 2012.  Management believes that no commitments or liabilities are outstanding with Quorum.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. These transactions occurred in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

24 | Page

Emgold Mining Corporation

US Funds (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

10)	Segmented disclosure

Rounded to 000’s	Canada	United States	Total
30 September 2012
Current Assets	$356,000	$25,000	$381,000
Long-term Assets
Property and equipment	-	8,000	8,000
Resource properties acquisition costs	317,000	763,000	1,080,000
Other	28,000	3,000	31,000
Liabilities
Current Liabilities	(426,000)	(422,000)	(848,000)
Long Term Liabilities	$(589,000)	$-	$(589,000)
31 December 2011
Current Assets	$1,069,000	$47,000	$1,116,000
Long-term Assets
Property and equipment	-	18,000	18,000
Resource properties acquisition costs	288,000	747,000	1,035,000
Other	26,000	3,000	29,000
Liabilities
Current Liabilities	(107,000)	(357,000)	(464,000)
Long Term Liabilities	$(1,079,000)	$-	$(1,079,000)

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